INVEST IN **LOOKING FOR GROUP NEXUS**

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LFG Nexus is a Game-changing Social Media Platform designed for and by Gamers.

PITCH VIDEO   INVESTOR PANEL



lfgnexus.com   Canton GA

Technology   Entertainment   Software   Events   Social

LEAD INVESTOR



Sy Johnston CEO Sypert Johnston (DBA Giga-Bites TCGs)

I have been watching Adam and the team work hard and make sacrifices in their lives for the last year to make LFG Nexus a reality. They've made a lot of headway on an absolute shoestring of a budget and I think the potential is there for LFG Nexus to be a widespread platform with a lot of utility. Gaming of all kinds is very mainstream now, and there is a need for a platform that unites gamers and gives them everything they need to find their next game in 1 place.

Invested $25,000 this round & $8,000 previously

Learn about Lead Investors

OVERVIEW   UPDATES 1   WHAT PEOPLE SAY 7   ASK A QUESTION 2

Highlights

1. Gaming culture is at an all-time high, a $160B industry growing at 30% in the US according to Forbes
2. We believe LFG Nexus will disrupt the gaming industry with a unique platform for Gamers/Geek Culture.
3. The unique, scalable, social platform will enable LFG to generate multiple recurring B2B revenues
4. Recurring B2B revenue streams will include Ad Sales, Partnership Services & B2B/B2C subscriptions
5. LFG links local gamers with local commerce driving social engagement and physical meet-ups among members
6. LFG Nexus is for ALL Gamers including Esports, videogamers, Tabletop, Cosplay, M:TG + Board Gamers
7. Unique offering is gamer tested/gamer approved w/influencers + celebrities driving platform interest
8. Winner - Pitch Competition at Atlanta Tech Village Startup competition, and invited on to next level

Our Team



Adam Gerstin CEO/Founder

I have built a Social Media Platform on a shoestring budget, with incredible functionality, that will change how people see social media and all gaming entertainment.

> There is a real need for a One-Stop-Shop for ALL Gamers. Right now we are completely scattered and that makes it harder to bring like-minded people together.



Ryan Gregersen CIO

An IT manager running thousands of machines all over the world, and a big Gamer from way back when.



Andrew Buchman CTO

Managing Infrastructure & Security is where "Drew" will bring his skills, when he is not Streaming with his kids or playing a variety of games.



George Thrasivoulou Director of Sales

George knows a lot of people from his days in M:TG tournaments and as a Twitch Stream he knows this market. George will be pivotal with outreach towards Gamers and bringing them on board.

Pitch



LFG Nexus
(Looking For -Group , Game, Guild, Game Master)
Social Media for Gamers
Adam Gerstin
Chief Executive Office
Adam.Gerstin@lfgnexus.com
www. LFGNexuscom
1



Disclosure Statement
• STATEMENTS IN THIS PRESENTATION THAT ARE FORWARD-LOOKING INVOLVE NUMEROUS RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM EXPECTED RESULTS AND ARE BASED ON LLC'S CURRENT BELIEFS AND ASSUMPTIONS REGARDING A LARGE NUMBER OF FACTORS AFFECTING ITS BUSINESS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM EXPECTED RESULTS. THERE CAN BE NO ASSURANCE THAT (I) LLC HAS CORRECTLY MEASURED OR IDENTIFIED ALL OF THE FACTORS AFFECTING ITS BUSINESS OR THE EXTENT OF THEIR LIKELY IMPACT, (II) THE PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO THESE FACTORS ON WHICH LLC'S ANALYSIS IS BASED OR COMPLETE OR ACCURATE, (III) LLC'S ANALYSIS IS CORRECT OR (IV) LLC'S STRATEGY, WHICH IS BASED IN PART ON THIS ANALYSIS, WILL BE SUCCESSFUL.
LFG Nexus
www. LFGNexuscom



What is the Problem/Opportunity
The Problem LFG Nexus is Solving
Right now there are 100's of Websites for Gamers to go to and not one centralized location that has everything to accommodate everyone. LFG Nexus is here to aggregate the online experience and become a One-Stop-Shop for all of a Gamers wants and needs.
The Opportunity
Gaming and Geek Culture is at an all time high! Gaming has 2.5 Billion players throughout the world and is currently $160 Billion industry. Right now 66% of people over 18 in the United States self-identify as a Gamer, and Streaming Services like Netflix, Disney+, HBO Max & Amazon Prime are spending hundreds of millions on new Geek Culture shows. Now is the time to bring a platform like LFG Nexus that specifically caters to this genre, to the market! (source Forbes)
LFG Nexus
www. LFGNexuscom



LFG Nexus's Value Proposition
Built by Gamers with Gamers in mind, LFG Nexus is the next generation Social Media Platform. We have all of the standard posts, groups, chat, reactions and Gifs which make us the same. It is what makes us different, that will make Gamers rush to us!
✓ Features designed for a better User Experience.
✓ LFG Nexus is built for ALL types of gamers not just Esports and Video gamers. This is a very important distinction.
✓ Integrations with Top Companies like Twitch, Discord, Shopify and more!
✓ LFG Nexus is proud to work with local store owners to help them find gamers and help gamers get involved locally. We are trying to put back the Social in Social Media.

LFG Nexus's Secret Sauce

The Gaming Market as a Whole

- Industry wide everyone is fixated on just Esports & Video games, while we are here for the Gaming industry as a whole and to become that "Home" that all Gamers want.
- The Nexus will introduce gamers to different genres that are part of the gaming experience.



"The Nexus"
Video Games, Mobile Games and Esports
Cosplay, Writers, Larps & Artists
Miniature Wargames, Warhammer, Star Wars
Collectable Card Games, Magic: The Gathering, Pokémon, Yu-Gi-Oh!
Board Games
Tabletop Games D&D, Shadowrun



LFG Nexus

Number of U.S. Players

Here are a few of the biggest genres of Games out there and only "the tip of the gaming Iceberg"



209M Mobile Gamers
164M Video Gamers
35M Magic: The Gathering
20M Dungeons & Dragons
>1M Miniature War Gaming

Each of these numbers is in the Millions of Gamers **just** in the United States. With Magic: The Gathering and Dungeons & Dragons, are subsets of Collectable Card Games and Tabletop Games.

Mobile gaming numbers

LFG Nexus

The Business Model

Multiple Revenue Streams- Here are just a few, but we are working on adding more to the platform!



LFG Map
Promote Your Events on our incredible map. From Local Stores & Business, Cons, Tournaments, Concerts.
Stores
We are here to work with local Merchants and Stores as they are vital to the Gaming experience.
Premium Services
Different levels of Services and Features ! Users are always FREE!
Advertising
Advertisers now get direct access to their audience of Gamers who will see their ads, every time.



GAMIFICATION
Achievement
User engagement
Goal

LFG Nexus

Go-To-Market Plan

"People do not buy goods and services. They buy Relations, Stories and Magic." – Seth Godin



We will be using the following to market LFG:

- Influencers
- Social Media (Organic and Social)
- YouTube, Twitch, Tic Tok Ads
- Podcasts and Vlogging
- Tournaments and Conventions

LFG Nexus

Who are LFG Nexus's Competitors?

At this point LFG Nexus does not have a clear **"Apple to Apple"** competitor. No one focuses on all Gamers but some subsets of Games. We believe this to be one of our competitive advantages.

Facebook

Facebook is not really a competitor but with its resources, it is something to be aware of. This is why we will develop our features, that make us stand out from the pack.

Reddit

This is a very limited platform and is for more "hardcore" people that get into deeper discussions that are less personal.



Efuse & CrouchJump

These platforms and newer similar ones are focusing only on Esports and Videogames. Our advantage is we don't ignore other gamer genre's.

Twitch/Discord

We do not consider these companies competitors, in fact we think we can help these platforms by being integrated into LFG Nexus.



LFG Nexus Management Team



Adam Gerstin
Founder/CEO

When he is not playing D&D, Adam is reaching out to different companies in the Gaming Industry to let the know about the next big thing! LFG Nexus!



Andrew Buchman
CTO

When he is not streaming, "Drew" manages the IT infrastructure and keeping the website moving quick, safe and secure.



Ryan Gregersen
CIO

When he is not playing M:TG/D&D he is managing the day to day process of working on a startup and keeping everything running efficiently.



George Thrasivoulou
VP of Sales

When he is not streaming George is out there face to face meeting new Gamers and Businesses to tell them about LFG Nexus is a Game-changer.

LFG Nexus Financial Projections

*LFG feels these numbers are based on conservator sales from the 3-year proforma of **only 2 streams** of revenue. (paid user levels and ads)

Paid User Levels-
Based on 100,000 total users over the first year and increasing by 25% for year 2/3. With 10%, 3%, and 1% of the users paying for higher tiers of service.

Advertising Revenue-
This is based on a fixed Ad revenue model, where we offer the business a flat rate for 1 year per add this wish to run. This is good for everyone as the advertiser pays the same rate when we are just getting started and after we have significant users towards the end of the first year. This will be a great savings and reward for getting in early on the platform.


3 years of Sales with just the Pages and Ads
$4,500,000
$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
$1,168,400
$3,246,525
$4,091,316
Year 1
Year 2
Year 3
Pages
Ads
Total Sales

These are forward looking projections and are not guaranteed.

Allocation: Use of Funds

Forward looking Estimate on Use of Funds

IT Build-Out	8.24%	$45,300.00
Developer(s)	18.18%	$100,000.00
Marketing	30.91%	$170,000.00
Sales	10.91%	$60,000.00
Working Capital	10.36%	$57,000.00
Salaries	12.31%	$67,700.00
Offering Exp.	9.09%	$50,000.00
		$550,000.00


9.09%
8.24%
12.31%
18.18%
10.36%
10.91%
30.91%

* On a minimum raise of $150k , we will focus heaver on Marketing and Development and build through ad revenue.
** 6.5% of the 9.09% Offering Expenses is going to Wefunder's intermediary fee.

Current: LFG Nexus Status

It has been a little over a year since we showed up at Dreamhack Atlanta, with little more than a concept for this crazy new idea for a niche Social Media Platform, for Gamers.

- We are in the Production Alpha site, and while we have a few things still to work on, we feel there is no like-kind platform even close to LFG Nexus. Our focus on developing features our users want will keep us ahead of the competition.
- LFG Nexus won the Atlanta Tech Village Pitch competition in Oct 2020, and will be returning for the final yearly competition in July 2021. This will increase the awareness of the platform and sure to help us increase our user base!



Next Steps For LFG Nexus



More integration with the next level of consoles with advancement in streaming technology. New features driven by user feedback to keep them engaged and coming back.



Tournaments & Conventions are hot and we want to work on building this out further. This also keeps with the All-In-One platform.


GAME

We can not forget about Small Businesses and aspiring Pro-Gamers! We want to add more to the platform for targeted Advertising,


Marketing as well as online shopping experience.
LFG Nexus
www. LFGNexuscom


LFG Nexus
Adam.Gerstin@lfgnexus.com
www.lfgnexus.com
www.facebook.com/lfgnexus
@LFGNexus
Woodstock, GA


LFG Nexus
THANKS and join us in the NEXUS!
Thank you for your time and looking into LFG Nexus, please reach out and let us know if there is something we can help you with or if there is a potential opportunity that we can work together on!
www. LFGNexuscom

Here you can find data on a survey we did in March 2021 of Gamers, and what we learned about their habits and preferences of social media platforms. **Click here to see the data.**